

March 5, 2014

Via E-mail
Shabbir Shaikh
Principal Executive Officer
Asiya Pearls, Inc.
2434 Tengengar Galli, near Sheetal Hotel
Belgaum, Karnataka, India 590001

> **Re: Asiya Pearls, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2014**
> **File No. 333-192877**

Dear Mr. Shaikh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risks Relating to Our Common Stock, page 14

We are an "Emerging Growth Company" and we cannot be certain…, page 16

1. Your disclosure on pages 8 and 30 indicates that you plan to utilize the extended period of time to comply with new or revised financial accounting standards available to you as an emerging growth company, but your disclosure on page 16 indicates otherwise. Please revise your disclosure regarding this issue throughout your prospectus, so that it is consistent and accurate.

Competition, page 28

2. We note your response to comment 12 in our letter dated January 10, 2013 and your amended disclosure. We also note your disclosure in this section that "…Indian consumer spending for discretionary goods such as jewelry is strong." Please provide

Shabbir Shaikh
Asiya Pearls, Inc.
March 5, 2014
Page 2

citations to any third party source(s) from which you obtained this information, or revise this disclosure to indicate that it is your opinion and disclose the basis of such opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director